Exhibit 99.1

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

March 8, 2016

To:	To:
Security Exchange Commission	Tel Aviv Security Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the End of Employment Relationship with an External Director

Regulation 34(d) of the Securities Regulations (Immediate and Periodic Reports), 1970

1. Name: Shaiy Pilpel

ID Number: 04165353

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

2. The Position: Independent Director

3. Tenure:

Beginning Date: December 31, 2006

Ending Date: March 8, 2016

4. To the best of the Company's knowledge the resignation does not involve circumstances that should be brought to the knowledge of the Company's securities holders.

5. Way of Termination: Resignation.

6. The director will not serve in any alternative position at the Company.

7. The director served on the Audit Committee, Nomination and Corporate Governance, and the Compensation Committee of the Company.

8. The director will not be considered to be an interested party after his resignation.

9. The director was deemed to hold accounting and financial expertise.

10. Following the director’s resignation, is the percentage of independent directors below the percentage required by law: No.

11. Following the director’s resignation, is there still a majority of independent directors on the board of directors: No.

Forward Looking Statements:

This report contains forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.